    As filed with the Securities and Exchange Commission on March__, 1997
                           Registration No. 33-_______

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                    ----------------------------------------
                          ZARING NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

            Ohio                                       31-1506058
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                      11300 Cornell Park Drive, Suite 500
                             Cincinnati, Ohio 45242
                                 (513) 489-8849

     (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                    ----------------------------------------
                                Ronald G. Gratz
                          Zaring National Corporation
                      11300 Cornell Park Drive, Suite 500
                             Cincinnati, Ohio 45242
                                 (513) 489-8849
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                    ----------------------------------------
                  Please send copies of all communications to:
                            Mark H. Longenecker, Jr.
                                 Frost & Jacobs
                             201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

                 ----------------------------------------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                 ----------------------------------------------
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box./ / _

              ----------------------------------------------------
                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                            Proposed Maximum    Proposed Maximum
  Title of Each Class of                   Amount to        Aggregate Price        Aggregate             Amount of
Securities to be Registered            be Registered (1)     Per Share (2)     Offering Price (2)     Registration Fee
---------------------------            -----------------     -------------     ------------------     ----------------
Common Shares, without par value          5,000,000            $10.375           $51,875,000            $17,291.67


(1) Represents shares to be issued in exchange for shares of Common Stock of Zaring Homes, Inc. upon the effectiveness of the proposed Restructuring referred to herein.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1), based on the average of the high and low sale prices of common shares of Zaring Homes, Inc. on the Nasdaq National Market System on February 24, 1997.

              ---------------------------------------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE

   The number of Zaring National Corporation Common Shares to be issued in the conversion of Zaring Homes, Inc. Common Shares in the Merger described herein cannot be precisely determined at the time this Registration Statement becomes effective because Zaring Homes, Inc. Common Shares may be issued thereafter and until the effective time of the Merger under the Zaring Homes, Inc. Retirement Benefit Plan and Employee Stock Purchase Plan. This Registration Statement covers a number of Zaring National Corporation Common Shares which is estimated to be at least as large as the number of Zaring Homes, Inc. Common Shares which is expected to be outstanding at the effective time of the Merger. See the undertaking in Item 22(3) in Part II of this Registration Statement.

                          Zaring National Corporation

                       Cross Reference Sheet Pursuant to
                         Item 501(b) of Regulation S-K
                  Showing the Location in the Proxy Statement
                   and Prospectus of the Information Required
                   to be Included Therein in Accordance with
                               Part 1 of Form S-4
                               ------------------

                  FORM S-4 ITEM NUMBER                                            LOCATION OR HEADING IN THE
                        AND CAPTION                                             PROXY STATEMENT AND PROSPECTUS
                        -----------                                             ------------------------------
1.     Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus.....................................Outside Front Cover Page

2.     Inside Front and Outside Back Cover Pages
       of Prospectus......................................................"Available Information;" "Incorporation
                                                                          of Certain Documents by Reference;"
                                                                          "Table of Contents"

3.     Risk Factors, Ratio of Earnings to Fixed Charges
       and Other Information ............................................."Summary"

4.     Terms of the Transaction..........................................."Summary;" "Proposal 2: Formation
                                                                          of a Holding Company Structure"

5.     Pro Forma Financial Information....................................Not Applicable

6.     Material Contracts with the Company Being Acquired.................Not Applicable

7.     Additional Information Required for Reoffering by
       Persons and Parties Deemed to be Underwriters......................Not Applicable

8.     Interests of Named Experts and Counsel.............................Not Applicable

9.     Disclosure of Commission Position on Indemnification
       for Securities Act Liabilities.....................................Not Applicable

10.    Information with Respect to S-3 Registrants........................"Available Information;" "Incorporation
                                                                          of Certain Documents by Reference"

11.    Incorporation of Certain Information by Reference.................."Available Information;" Incorporation
                                                                          of Certain Documents by Reference"

12.    Information with Respect to S-2 or S-3 Registrants.................Not Applicable

13.    Incorporation of Certain Information by Reference..................Not Applicable

14.    Information with Respect to Registrants Other
       Than S-3 or S-2 Registrants........................................Not Applicable

15.    Information with Respect to S-3 Companies.........................."Available Information;" "Incorporation
                                                                          of Certain Documents by Reference"

16.    Information with Respect to S-2 or S-3 Companies...................Not Applicable

17.    Information with Respect to Companies Other
       Than S-3 or S-2 Companies..........................................Not Applicable

18.    Information if Proxies, Consents or Authorizations
       are to be Solicited................................................"Summary;" "General Information;"
                                                                          "Proposal 1: Election of Directors;"
                                                                          "Proposal 2: Formation of a Holding
                                                                          Company Structure: "Dissenters' Rights;"
                                                                          "Shareholder Vote"

19.    Information if Proxies, Consents or Authorizations
       are not to be Solicited or in an Exchange Offer....................Not Applicable

                               ZARING HOMES, INC.
                            11300 CORNELL PARK DRIVE
                                   SUITE 500
                             CINCINNATI, OHIO 45242

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 7, 1997

TO THE SHAREHOLDERS OF ZARING HOMES, INC.:

     The Annual Meeting of Shareholders (the "Meeting") of Zaring Homes, Inc. ("Zaring") will be held on Thursday, May 8, 1997 at the Blue Ash Conference Center, 5901 Pfeiffer Road, Cincinnati, Ohio 45242, for the following purposes:

     1. To elect seven directors to hold office until the 1998 Annual Meeting of Shareholders and until such time as their successors are duly elected and qualified;

     2. To approve a management proposal to form a holding company structure for Zaring and adopt a related Agreement and Plan of Merger which will result in (i) the current holders of Zaring common shares having their shares converted into common shares of the holding company, (ii) Zaring becoming a subsidiary of the holding company, and (iii) the consummation of related activities to complete the transition into a holding company structure;

     3. To confirm the appointment of Arthur Andersen LLP as independent auditors of Zaring for the 1997 fiscal year; and

     4. To transact such other business as may properly come before the meeting and any adjournment thereof.

     Shareholders of record at the close of business on March 14, 1997 will be entitled to vote at the meeting and at any adjournment thereof.

                                   IMPORTANT

     Your prompt dating, signing and returning of the enclosed proxy in the enclosed envelope would be appreciated. If you attend the Meeting, you may nevertheless vote in person should you desire. The return of proxies is important, regardless of the number of shares owned.

NOTE: THE PROXY STATEMENT AND PROSPECTUS THAT FOLLOWS APPEARS IN A FORMAT DIFFERENT FROM THAT OF PRIOR YEARS BECAUSE SHAREHOLDERS ARE BEING ASKED TO CONSIDER A PROPOSAL REGARDING THE FORMATION OF A HOLDING COMPANY STRUCTURE FOR ZARING.

                     PROXY STATEMENT FOR ZARING HOMES, INC.

            PROSPECTUS FOR ZARING NATIONAL CORPORATION COMMON SHARES

     This Proxy Statement and Prospectus is being furnished to shareholders of Zaring Homes, Inc., an Ohio corporation ("Zaring"), in connection with the solicitation of proxies by the Zaring Board of Directors. The proxies will be voted at the annual meeting of shareholders (the "Meeting") to be held at 9:00 a.m. on Thursday, May 8, 1997, at the Blue Ash Conference Center, 5901 Pfeiffer Road, Cincinnati, Ohio 45242, and at any adjournment thereof, for the purposes listed in the preceding Notice of Annual Meeting of Shareholders.

     At the Meeting, the shareholders will be asked to approve, among other things, the formation of a holding company structure for Zaring and a related Agreement and Plan of Merger (the "Merger Agreement") among Zaring, Zaring National Corporation, an Ohio corporation formed by Zaring ("Zaring National"), and Zaring Merger Subsidiary, Inc., an Ohio corporation formed by Zaring ("MergeCo"). At the time of the Merger (defined below), Zaring National will be a wholly-owned subsidiary of Zaring, and MergeCo will be a wholly-owned subsidiary of Zaring National. Pursuant to the Merger Agreement, MergeCo will merge with and into Zaring (the "Merger") and each outstanding common share of Zaring, without par value ("Zaring Common Share"), will automatically be converted into one common share of Zaring National, without par value ("Zaring National Common Share"). As a result, Zaring will become a subsidiary of Zaring National and the holders of Zaring Common Shares will become holders of Zaring National Common Shares. In connection with the implementation of the holding company structure, Zaring intends to transfer to Zaring National its ownership interests in two of its principal subsidiaries, Zaring Holdings, Inc. and HomeMax, Inc. See "Proposal 2: Formation of a Holding Company Structure" under the heading "Terms of the Proposed Restructuring."

     The principal executive offices of Zaring and Zaring National are located at 11300 Cornell Park Drive, Suite 500, Cincinnati, Ohio 45242, telephone number (513) 489-8849.

     This Proxy Statement and Prospectus also serves as the prospectus for Zaring National under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the issuance of up to 5,000,000 Zaring National
Common Shares in connection with the Merger. Further information concerning the shares offered hereby is contained in "Proposal 2: Formation of a Holding Company Structure."

  The date of mailing of this Proxy Statement and Prospectus is April 7, 1997.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE DATE OF THIS PROXY STATEMENT AND PROSPECTUS IS APRIL 7, 1997.

                             AVAILABLE INFORMATION

     This Proxy Statement and Prospectus is also a prospectus delivered in compliance with the Securities Act. A registration statement under the Securities Act has been filed with the Securities and Exchange Commission (the "SEC") with respect to the securities offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the SEC, this Proxy Statement and Prospectus omits certain information contained in the Registration Statement. For further information pertaining to the securities being offered, reference is made to the Registration Statement, including exhibits filed as a part thereof.

     Zaring is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information, as well as the Registration Statement, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and in New York (Seven World Trade Center, Suite 1300, New York, New York 10048), and copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information concerning Zaring also can be inspected and obtained from the SEC's Web site at http://www.sec.gov. Reports, proxy statements and other information concerning Zaring also can be inspected at the offices of the Nasdaq National Market System at 1735 K Street, N.W., Washington, D.C. 20006-1506.

     Zaring National was formed to effectuate the transactions described under "Proposal 2: Formation of a Holding Company Structure." Zaring National previously has not been subject to the requirements of the Exchange Act and there is currently no public market for its shares. However, if the transactions described herein are approved and consummated, Zaring National will become subject to the same information, reporting and proxy statement requirements under the Exchange Act as currently apply to Zaring, and such information will be available for inspection and copying at the offices of the SEC set forth above. Zaring National has applied to have Zaring National Common Shares listed on the Nasdaq National Market System as of the effective date of the Merger described under "Proposal 2: Formation of a Holding Company Structure" and, if such application is accepted, Exchange Act reports, proxy statements and other information concerning Zaring National will be available for inspection and copying at the offices of such system.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT AND PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM RONALD G. GRATZ, 11300 CORNELL PARK DRIVE, SUITE 500 CINCINNATI, OHIO 45242 (TELEPHONE 513-489-8849). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 1, 1997.

     The following documents filed by Zaring with the SEC are incorporated in the Proxy Statement and Prospectus by reference:

     1. Zaring's annual report on Form 10-K for the year ended December 31, 1995.

     2. Zaring's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     All documents filed by Zaring pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and Prospectus and prior to the termination of the offering made by this Proxy Statement and Prospectus shall be deemed to be incorporated by reference in this Proxy Statement and Prospectus and to be a part of this Proxy Statement and Prospectus from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT AND PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT AND PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT AND PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ZARING SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                                                                                                               PAGE
-------------------------------------------------------------------------------------------------------------------
AVAILABLE INFORMATION.........................................................................................  2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................................................  2

SUMMARY OF PROXY STATEMENT AND PROSPECTUS.....................................................................  6

INFORMATION ABOUT THE ANNUAL MEETING..........................................................................  8

VOTING AND REVOCATION OF PROXIES..............................................................................  8

PROPOSAL 1:  ELECTION OF DIRECTORS............................................................................ 10

         INFORMATION CONCERNING NOMINEES...................................................................... 10
         SECURITY OWNERSHIP................................................................................... 12
         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.............................................. 13
         COMMITTEES OF THE ZARING BOARD OF DIRECTORS.......................................................... 13
         EXECUTIVE COMPENSATION............................................................................... 14
         REPORT OF THE COMPENSATION COMMITTEE OF THE ZARING
              BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION.................................................... 18
         SHAREHOLDER RETURN PERFORMANCE INFORMATION........................................................... 20
         DIRECTOR COMPENSATION................................................................................ 20
         TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS.............................................. 21

PROPOSAL 2:  FORMATION OF A HOLDING COMPANY STRUCTURE......................................................... 22

         TERMS OF THE PROPOSED RESTRUCTURING.................................................................. 22
         PRESENT BUSINESSES................................................................................... 23
         CORPORATE STRUCTURE.................................................................................. 24
         REASONS FOR THE RESTRUCTURING ....................................................................... 24
         THE MERGER AGREEMENT................................................................................. 25
         TERMINATION OR AMENDMENT OF MERGER AGREEMENT......................................................... 26
         DISSENTERS' RIGHTS................................................................................... 26
         EXCHANGE OF SHARE CERTIFICATES....................................................................... 28
         TREATMENT OF ZARING INDEBTEDNESS..................................................................... 29
         DESCRIPTION OF ZARING CAPITAL SHARES................................................................. 29
         DESCRIPTION OF ZARING NATIONAL CAPITAL SHARES........................................................ 30
         COMPARISON OF ZARING CAPITAL SHARES AND ZARING NATIONAL CAPITAL SHARES............................... 30
         EMPLOYEE STOCK PLANS................................................................................. 31
         STOCK EXCHANGE LISTINGS.............................................................................. 31
         TRANSFER AGENT AND REGISTRAR......................................................................... 31
         MARKET VALUES OF ZARING COMMON SHARES................................................................ 31
         DIVIDEND POLICY...................................................................................... 32
         FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER........................................................ 32

         DIRECTORS AND EXECUTIVE OFFICERS.......................................................................... 33
         SHAREHOLDER VOTE.......................................................................................... 33
         EFFECTIVE DATE OF THE MERGER.............................................................................. 33
         LEGAL OPINION............................................................................................. 34
         EXPERTS................................................................................................... 34

PROPOSAL 3:  INDEPENDENT AUDITORS.................................................................................. 34

SHAREHOLDER PROPOSALS.............................................................................................. 34

OTHER BUSINESS..................................................................................................... 35

EXHIBIT A-AGREEMENT AND PLAN OF MERGER............................................................................. A-1

EXHIBIT B-DISSENTERS' RIGHTS STATUTE............................................................................... B-1

                   SUMMARY OF PROXY STATEMENT AND PROSPECTUS

     The following summary of the matters to be voted on at the annual meeting is qualified in its entirety by reference to the more detailed information set forth elsewhere in this document, including the attached exhibits and the documents incorporated herein by reference.

Date, Time and Place         The Meeting will be held at 9:00 a.m. on May 8, 1997 at the Blue Ash
of Meeting                   Conference Center, 5901 Pfeiffer Road, Cincinnati, Ohio 45242.

Record Date and              Holders of record of Zaring Common Shares, on March 14, 1997, are
Eligible Voters              entitled to vote at the Meeting.

Proposals at the             The following proposals will be presented to shareholders for approval at the
Meeting                      Meeting: (1) the election of directors of Zaring; (2) the formation of a holding company structure and the adoption of the Merger Agreement; and
                             (3) the confirmation of the appointment of Arthur  Andersen LLP as independent auditors of Zaring for the 1997 fiscal year.

Election of Zaring           The Zaring Board of Directors has nominated Allen G. Zaring, III, John R.
Directors                    Brooks, George E. Casey, Jr., Murat H. Davidson, Daniel W. Geeding,
                             Robert N. Sibcy and John H. Wyant to serve as directors until the Annual
                             Meeting of Shareholders in 1998.  See "Proposal 1:  Election of Directors."

                             At the Effective Time (as hereinafter defined), the Board of Directors of
                             Zaring National will consist of the same persons as the foregoing nominees for the Board of Directors of Zaring.  See "Proposal 2: Formation of a
                             Holding Company Structure: Directors and Executive Officers."

The Formation of a
Holding Company
Structure

General                      The Zaring Board of Directors has authorized a restructuring pursuant to the
                             Merger Agreement whereby Zaring National will serve as the parent company of Zaring.  See "Proposal 2: Formation of a Holding Company
                             Structure: Terms of the Proposed Restructuring."

Zaring                       Zaring is incorporated under the laws of the State of Ohio.   Zaring, its
                             wholly-owned subsidiaries, Zaring Holdings, Inc. and HomeMax, Inc, and
                             Zaring Homes of Indiana, LLC and Zaring Homes Kentucky, LLC, entities in which Zaring owns an interest, are engaged principally in the
                             residential home building business.   "See Proposal 2: Formation of a
                             Holding Company Structure: Present Businesses."

Zaring National              Zaring National was incorporated under the laws of the State of Ohio on
                             February 5, 1997 and MergeCo was incorporated under the laws of the State of Ohio on ________, 1997 for the purpose of carrying out the restructuring.  See "Proposal 2: Formation of a Holding Company Structure:
                             Present Businesses."  Currently, Zaring National is a direct wholly-owned subsidiary of Zaring.  Following the fulfillment of conditions described under "Proposal 2: Formation of a Holding Company Structure: Terms of
                             the Proposed Restructuring," at the Effective Time, Zaring National will become the parent company of Zaring.

Reasons for the              The Zaring Board of Directors believes that the restructuring will result in
Restructuring                greater financial, managerial and organizational flexibility and will place
                             Zaring in a better position to meet and take advantage of future challenges and opportunities.  Zaring National and Zaring have no plans or proposals to utilize the holding company structure for any purpose other than to achieve flexibility as described herein.  See "Proposal 2: Formation of a Holding Company
                             Structure: Reasons for the Restructuring."

Dissenters'                  Any shareholder whose shares are entitled to vote on the Merger Agreement
Rights                       and whose shares are not voted in favor of adoption of the Merger
                             Agreement is entitled, if the related Merger is consummated, to be paid the fair cash value of such shares held of record by such shareholder on the
                             Record Date.  See "Proposal 2: Formation of a Holding Company:
                             Dissenters' Rights."

Exchange of Share            As part of the restructuring, each Zaring Common Share issued and
Certificates                 outstanding immediately prior to the Merger will automatically be converted into one Zaring National Common Share.  As soon as practicable after the
                             Effective Time, Zaring will furnish a letter of transmittal to shareholders for use in exchanging their share certificates (each a "Letter of Transmittal"), which will contain instructions with respect to the surrender of certificates representing Zaring Common Shares and the distribution of certificates representing
                             Zaring National Common Shares.  See "Proposal 2: Formation of a Holding Company:
                             Exchange of Share Certificates."

Stock Exchange               Zaring Common Shares are currently traded on the Nasdaq National Market
Listing                      System under the stock symbol "ZHOM." Application has been made to list
                             Zaring National Common Shares on the Nasdaq National Market System
                             and, after the Effective Time, such shares also are expected to trade under the stock symbol "ZHOM".  See "Proposal 2: Formation of a Holding
                             Company: Stock Exchange Listings."

Dividends on                 Zaring has never paid dividends on the Zaring Common Shares.  After the
Zaring National              Effective Time, payments of dividends and other distributions will be within
Common Shares                the discretion of the Zaring National Board.  See "Proposal 2: Formation of
                             a Holding Company: Dividend Policy."

Certain Income               No gain or loss will be recognized for federal income tax purposes by
Tax                          Zaring, Zaring National or holders of Zaring Common Shares whose shares
Consequences                 are exchanged for Zaring National Common Shares as a result of the restructuring.  See "Proposal 2: Formation of a Holding Company: Federal
                             Income Tax Consequences of the Merger."

Vote Required                Approval of the restructuring requires the affirmative vote of the holders of a majority of the issued and outstanding Zaring Common Shares.  See
                             "Proposal 2: Formation of a Holding Company Structure: Shareholder
                             Vote."

Effective Time               It is expected that the Merger will become effective (the "Effective Time")
                             as soon as practicable after shareholder approval is obtained.  See "Proposal
                             2: Formation of a Holding Company: Effective Date of the Merger."

                      INFORMATION ABOUT THE ANNUAL MEETING

     The enclosed proxy is solicited by the Board of Directors of Zaring, 11300 Cornell Park Drive, Suite 500, Cincinnati, Ohio 45242, for use at the Annual Meeting of Shareholders of Zaring to be held on May 8, 1997, and at any adjournment thereof (the "Meeting"). This Proxy Statement and Prospectus is being mailed to shareholders on or about April 7, 1997.

     On March 14, 1997, the record date for the determination of shareholders entitled to vote at the Meeting (the "Record Date"), there were _____ Zaring Common Shares outstanding, and each such share is entitled to one vote on each matter coming before the Meeting.

     In voting on the proposal to approve the formation of a holding company structure (Proposal 2), shareholders may vote in favor or against the proposal or may abstain from voting. In accordance with the Ohio General Corporation Law ("OGCL") and the Amended Articles of Incorporation of Zaring (the "Zaring Articles"), the vote required to approve Proposal 2 is the affirmative vote of the holders of a majority of the issued and outstanding Zaring Common Shares.

     In voting on the proposal to elect directors of Zaring (Proposal 1), the nominees receiving the greatest number of votes will be elected.

     Approval of any other matter properly coming before the Meeting requires the vote of the holders of a majority of Zaring Common Shares present in person or represented by proxy at the Meeting, and entitled to vote.

                        VOTING AND REVOCATION OF PROXIES

HOLDERS OF ZARING COMMON SHARES

     An abstention from voting will be tabulated as a vote withheld (and thus will have the practical effect of a "no" vote in voting on the proposal to elect directors), but will be included in computing the number of Zaring Common Shares present for purposes of determining the presence of a quorum at the Meeting. If a broker indicates on the form of proxy that it does not have discretionary authority as to certain Zaring Common Shares to vote on a particular matter, those Zaring Common Shares will be considered as present but not entitled to vote with respect to that matter. If a proxy card is signed and returned without specifying choices, the shares represented thereby will be voted (1) to elect as directors the seven persons named below, (2) to approve the proposal to form a holding company structure and adopt the Merger Agreement and (3) to confirm Arthur Andersen LLP as independent auditors of Zaring for fiscal year 1997.

     The members of the proxy committee, whose names are set forth on the accompanying form of proxy, were named by the Zaring Board of Directors. A shareholder giving a proxy in the accompanying form retains the power to revoke it by making a later appointment or by giving notice of revocation to the proxy tabulator, The Fifth Third Bank, 38 Fountain Square, Cincinnati, Ohio 45263. Attendance at the Meeting does not in itself revoke the appointment; however, it may be revoked by giving notice in open meeting. A revocation made during the Meeting will not affect any vote previously taken.

PARTICIPANTS IN RETIREMENT SAVINGS PLAN

     Separate proxy cards are being submitted to all persons who have Zaring Common Shares allocated to their accounts as participants or beneficiaries under Zaring's Retirement Savings Plan (the "RSP Plan"). These proxy cards appoint PNC Bank, Ohio, National Association, which acts as Trustee for the RSP Plan, to vote the shares held for the accounts of the participants or their beneficiaries in the RSP Plan in accordance with the instructions noted thereon. It is anticipated that a representative of PNC Bank, Ohio, National Association will attend the Meeting in order to vote, in accordance with the instructions of the participants or their beneficiaries, the shares which it holds of record as Trustee and which have been allocated to the participants' accounts. If no proxy card is received from a participant or beneficiary or a proxy card is signed and returned without specifying choices, the shares represented thereby will be voted (1) to elect as directors the seven persons named below, (2) to approve the proposal to form a holding company structure and adopt the Merger Agreement and (3) to confirm Arthur Andersen LLP as independent auditors of Zaring for fiscal year 1997.

     Any RSP Plan participant or beneficiary giving a proxy in the accompanying form retains the power to revoke it by making a later appointment or by giving notice of revocation to PNC Bank, Ohio, National Association. Under the terms of the RSP Plan, only the Trustee of the plan can vote the shares allocated to the accounts of participants, even if such participants or their beneficiaries attend the Meeting in person.

COSTS OF SOLICITATION

     Zaring will bear the costs of solicitation of proxies, including the charges and expenses of stock brokerage firms, banks, trust companies and others for forwarding solicitation materials to beneficial owners of shares. In addition to solicitation by mail, directors, officers and regular employees of Zaring may solicit proxies in person or by telephone.

                       PROPOSAL 1: ELECTION OF DIRECTORS

     THE ZARING BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE NOMINEES.

     Zaring's Amended Regulations provide that the number of directors shall be not less than five or more than nine. Directors are elected for a one-year term until the next Annual Meeting of Shareholders.

                        INFORMATION CONCERNING NOMINEES

     Seven directors will be elected at the Meeting. The Zaring Board of Directors has nominated Allen G. Zaring, III, John R. Brooks, George E. Casey, Jr., Murat H. Davidson, Daniel W. Geeding, Robert N. Sibcy and John H. Wyant to serve as directors of Zaring until the 1998 Annual Meeting of Shareholders and until such time as their respective successors are elected and qualified.

     If any nominee is unable or unwilling to serve as a director on the date of the Meeting (a situation which is not contemplated by the Zaring Board of Directors at the present time), proxies will be voted by the proxy committee for the election of such substitute as the Zaring Board of Directors may recommend and for the remaining nominees.

     The following table sets forth information with respect to the age and experience of nominees for election as directors.

                                                                   POSITIONS WITH                 YEAR FIRST ELECTED
      NOMINEE                                 AGE                     ZARING                          A DIRECTOR
      -------                                 ---                     ------                          ----------
John R. Brooks                                 52                Director                                1979

George E. Casey, Jr.                           50                Director, President                     1995
                                                                 and CEO

Murat H. Davidson                              52                Director                                1989

Daniel W. Geeding (a)                          54                Director                                1993

Robert N. Sibcy                                53                Director                                1995

John H. Wyant (a)                              50                Director                                1994

Allen G. Zaring, III (a)                       54                Chairman of the                         1964
                                                                 Board

--------------

(a) Member of the Executive Committee of the Zaring Board of Directors. The membership of the Executive Committee includes the Chairman of the Board.

     John R. Brooks is a member of the Audit and Compensation Committees. From 1990 to 1996, Mr. Brooks served as the Business Affairs Director of The Seven Hills Schools, a private school in Cincinnati. Since 1996, he has served as a consultant to the Seven Hills Schools.

     George E. Casey has been a director of Zaring since 1995. Since 1995, he has been President of Zaring. From 1989 to 1995, he was an executive officer of Realen Homes.

     Murat H. Davidson has been a director of Zaring since 1989. Mr. Davidson is a partner and the managing director of Regan Partners, L.P. From 1993 to 1995, he was the managing director of Tiger Management Corp. Prior to joining Tiger, Mr. Davidson was managing director of Dreman Value Management L.P. He has 22 years of portfolio management experience.

     Daniel W. Geeding is a member of the Executive, Audit and Compensation Committees. Since 1988, Mr. Geeding has been the Dean of the Xavier University College of Business Administration. He is also on the Board of Directors of ChoiceCare Corporation, Glenway Financial Corporation and Frisch's Restaurants, Inc., and on the Board of Trustees of TriState Foundation for Health.

     Robert N. Sibcy has been a director of Zaring since 1995. Mr. Sibcy is President and the owner of Sibcy Cline, Inc., a real estate brokerage firm.

     John H. Wyant is a member of the Executive, Audit and Compensation Committees. Mr. Wyant also serves as the Vice Chairman of the Zaring Board. He is the founder and general partner of Blue Chip Venture Capital Fund, a venture capital fund formed in 1992 to invest in privately-held companies. He has served as Chief Executive Officer of Nutrition Technology Corporation and Home Entertainment Network. Mr. Wyant also serves as a director of Digex, Inc. and Ciao Cucina Corporation.

     Allen G. Zaring, III formed the principal predecessor to Zaring in 1964 and is currently Chairman of the Board of Zaring. He is a member of the Executive Committee of the Zaring Board of Directors. Mr. Zaring also serves as a director of PNC Bank, Ohio, National Association and is a member of the Board of Advisors of Blue Chip Venture Capital Fund.

                               SECURITY OWNERSHIP

     The following table sets forth information, as of March 14, 1997 (unless a different date is specified in the notes to the table), with respect to (a) each person known by the Board of Directors of Zaring to be the beneficial owner of more than 5% of outstanding Zaring Common Shares, (b) each current director and nominee for director of Zaring, (c) each current executive officer of Zaring named in the Summary Compensation Table herein, and (d) all directors and executive officers of Zaring as a group:

[WILL BE COMPLETED AS OF THE RECORD DATE.]

                                                                                  AMOUNT AND NATURE
                                                                                     OF BENEFICIAL                  PERCENT
SHAREHOLDER                                                                          OWNERSHIP (a)                 OF CLASS
-----------                                                                          -------------                 --------
Allen G. Zaring, III...........................................

Zaring Family Limited Partnership..............................

Richard J. Bell................................................

John R. Brooks.................................................

George E. Casey, Jr............................................

Murat H. Davidson..............................................

Daniel W. Geeding..............................................

Ronald G. Gratz................................................

Stephen J. Jellicorse..........................................

Daniel W. Jones................................................

Robert N. Sibcy................................................

John H. Wyant..................................................

All directors and executive officers as a group
(____ persons).................................................

-----------------

*  Percent of class is less than 1%

(a) The Securities and Exchange Commission has defined "beneficial owner" of a security to include any person who has or shares voting power or investment power with respect to any such security or who has the right to acquire beneficial ownership of any such security within 60 days. Unless otherwise indicated, the amounts owned reflect (i) direct beneficial ownership, and
    (ii) the person indicated has sole voting and investment power.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires Zaring's officers, directors and persons who own more than 10% of a registered class of Zaring's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required to furnish Zaring with copies of all
Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, and by statements of officers and directors that they complied with all applicable filing requirements, its officers, directors and greater than 10% beneficial owners complied with all filing requirements applicable to them.

                  COMMITTEES OF THE ZARING BOARD OF DIRECTORS

     The Zaring Board of Directors has an Audit Committee, the members of which are not officers or employees of Zaring. The Audit Committee, which held four meetings during fiscal year 1996, recommends to the Zaring Board of Directors the independent auditors to be employed by Zaring; consults with the independent auditors on the scope of the annual audit; approves the fees paid to the independent auditors for audit services; reviews reports of examination of the independent auditors, internal auditors and regulatory authorities; and reports to the Zaring Board of Directors with respect to all of the foregoing. The members of the Audit Committee are Messrs. Geeding (Chairman), Brooks and Wyant.

     The Zaring Board of Directors has a Compensation Committee, the members of which are not officers or employees of Zaring. The Compensation Committee, which held three meetings during fiscal year 1996, is responsible for developing Zaring's executive compensation principles, policies and programs and recommending them to the Zaring Board of Directors. The Compensation Committee also recommends to the Zaring Board of Directors, on an annual basis, the amount and type of compensation to be paid to the Chief Executive Officer and, with advice from the Chief Executive Officer, to each of the other executive officers of Zaring. The members of the Compensation Committee are Messrs. Brooks (Chairman), Geeding and Wyant. See "Report of the Compensation Committee of the Zaring Board of Directors on Executive Compensation."

     The Zaring Board of Directors has an Executive Committee, which held two meetings during fiscal year 1996. During intervals between meetings of the Zaring Board of Directors, the Executive Committee has the authority to exercise all the powers of the Zaring Board of Directors, except that it is not empowered to declare dividends, to elect or remove officers, or to fill vacancies on the Zaring Board of Directors or on the Executive Committee. All actions of the Executive Committee are reported to the Zaring Board of Directors at its next meeting and are subject to revision or alteration by the Zaring Board of

Directors. The members of the Executive Committee are Messrs. Zaring (Chairman), Geeding and Wyant.

     The Zaring Board of Directors held 4 meetings during fiscal year 1996. Each current director who held that office throughout the fiscal year attended 75% or more of those meetings and the meetings held during the fiscal year by all board committees on which he served.

     The Zaring Board of Directors does not have a Nominating Committee.

                             EXECUTIVE COMPENSATION

     The following table summarizes all annual and long-term compensation paid by Zaring for services rendered Zaring in all capacities for the fiscal years ended December 31, 1994 through December 31, 1996, by those persons who, at December 31, 1996, were (i) the Chief Executive Officer and (ii) the four most highly compensated executive officers of Zaring (whose total annual salary and bonuses exceeded $100,000) (the "Named Officers").

                             SUMMARY COMPENSATION
                           SUMMARY COMPENSATION TABLE

                                                                                             Long Term Compensation
                                                                            -------------------------------------------------------
                          Annual Compensation                                          Awards                     Payouts
--------------------------------------------------------------------------  ---------------------------  --------------------------
                                                                                             Securities
                                                                              Restricted     Underlying                All Other
Name and                           Salary         Bonus      Other Annual       Shares        Options/       LTIP     Compensation
Principal Position        Year       ($)           ($)    Compensation ($)  Award(s) ($)   SARs (#) (2)  Payouts ($)      ($)(3)
------------------        ----     -------       -------  ----------------  ------------   ------------  -----------  -------------
Allen G. Zaring, III      1996     $ 11,774     $      0       $   0            $   0          9,217       $     0      $117,561
 Chairman (1)             1995        4,855            0           0                0              0             0        79,414
                          1994        6,613            0           0                0              0             0        65,763

George E. Casey, Jr.      1996      200,000      181,680           0                0         34,217             0         3,597
 President & CEO          1995      192,308      161,180           0                0              0             0             0
                          1994            -            -           -                -              -             -             -

Richard J. Bell           1996      114,039      117,627           0                0          5,069             0         8,763
 Regional President       1995      109,039      113,014           0                0              0             0             0
 Midsouth Region          1994       98,269       99,375           0                0              0             0             0

Daniel W. Jones           1996      114,039      134,253           0                0          5,069             0         6,652
 Regional President       1995      109,039      110,253           0                0              0             0             0
 Midwest Region           1994       91,115       45,271           0                0              0             0             0

Ronald G. Gratz           1996      120,000       29,160           0                0          3,318             0         1,123
 Vice President/CFO       1995       16,154            0           0                0              0             0             0
                          1994            -            -           0                0              0             0             0

Stephen J. Jellicorse     1996      113,077       73,336           0                0          4,839             0         9,501
 President                1995      105,000       26,250           0                0              0             0             0
 Zaring Holdings,Inc.     1994       60,577       26,250           0                0              0             0             0

-----------------


(1) Annual salary reflects only amounts paid by Zaring for Mr. Zaring and his family's health insurance coverage and associated expenses and the value of split dollar life insurance maintained on his life by Zaring.

(2) The Zaring Board of Directors approved the grant of an option to purchase 25,000 Zaring Common Shares to Mr. Casey in 1996. No options were granted to the Named Officers in fiscal years 1994 or 1995. For additional information, see the table captioned "Options/SAR Grants in Last Fiscal Year".

(3) Zaring maintains split-dollar life insurance on the life of Mr. Zaring. Zaring paid $10,595 allocated to the term portion of the split-dollar coverage in 1996; Mr. Zaring reimbursed Zaring for this portion of the insurance coverage. The terms of the split-dollar agreement between Zaring and Mr. Zaring state that Zaring is to be reimbursed for its payment of premiums. The actuarial value of the excess of the cash value over the premiums paid by Zaring for 1996 was $117,561. The amount was based upon the assumption that the policies will be paid in full and remain in effect until Mr. Zaring's retirement, with the amount representing the weighted average for retirement at ages 55, 60 and 65.

         Includes in 1996, for the other Named Officers: for Mr. Casey: $576 contributed by Zaring as a premium on a life insurance policy on the life of Mr. Casey and $3,021 contributed by Zaring to the Employee Stock Purchase Plan (the "Stock Purchase Plan", described below); for Mr. Bell:
    $576 contributed by Zaring as a premium on a life insurance policy on the life of Mr. Bell, $1,303 contributed by Zaring to the Stock Purchase Plan and $6,884 representing a discount on Zaring Common Shares sold to Mr. Bell in a private placement of securities in 1996 (the "Private Placement", described below); for Mr. Jones: $576 contributed by Zaring as a premium on a life insurance policy on the life of Mr. Jones, $1,485 contributed by Zaring to the Stock Purchase Plan and $4,591 representing a discount on Zaring Common Shares sold to Mr. Jones in the Private Placement; for Mr.
    Gratz: $576 contributed by Zaring as a premium on a life insurance policy on the life of Mr. Gratz, $160 contributed by Zaring to the Stock Purchase Plan and $387 contributed by Zaring to the Executive Deferred Compensation Plan (the "Deferred Compensation Plan", described below); and for Mr.
    Jellicorse: $576 contributed by Zaring as a premium on a life insurance policy on the life of Mr. Jellicorse, $2,037 contributed by Zaring to the Stock Purchase Plan and $6,888 representing a discount on Zaring Common Shares sold to Mr. Jellicorse in the Private Placement.

         The Stock Purchase Plan is intended to enable employees of Zaring and its subsidiaries to acquire a proprietary interest in the growth and performance of Zaring and thereby an increased incentive to work for the future success of Zaring and its subsidiaries, by offering full-time employees the opportunity to acquire Zaring Common Shares. An eligible employee is able to have a percentage of his or her cash compensation other than his or her base salary or wages (such compensation being called "Incentive Pay") deducted on an after-tax basis from his or her paychecks, provided that the maximum amount deductible is between 1% and 10% of a participant's Incentive Pay if such participant is a sales manager, or from 1% to 25% of a participant's Incentive Pay if such participant is not a sales manager. Any such deduction is called an "Incentive Pay Deduction." Zaring will match any participant's Incentive Pay Deduction with a contribution equal to 1/9 of such Incentive Pay Deduction.

         In 1996, Zaring offered 135,000 Zaring Common Shares to its directors, officers and employees. On March 9, 1996, Zaring sold 65,000 Zaring Common Shares to certain of its officers, directors and employees that elected to purchase Zaring Common Shares in the Private Placement for $9.15 per share. Such Zaring Common Shares were sold at a discount from the prevailing market price of $11.00 on such day. The Private Placement was intended to enable directors, officers and employees to acquire a proprietary interest in the growth and performance of Zaring and thereby an increased incentive to work for the future success of Zaring.

         The Deferred Compensation Plan is intended to provide retirement income to a select group of key employees of Zaring, and any subsidiary of Zaring which adopts the Deferred Compensation Plan, by enabling participants to defer a portion of their base salary and/or their bonuses. Participants are able to elect to defer, on a pre-tax basis, up to 25% of their base salary and/or up to 100% of their bonuses for such year. However, only bonuses which are made with respect to a calendar year and paid during such year or within six months of the end of such year are eligible for deferral. Participants may designate how they want their deferred earnings to be assumed to be invested in certain investment funds, one of such investment funds being the Zaring Common Stock Fund, which is a fund which invests substantially all of its assets in Zaring Common Shares. Zaring will credit additional amounts to a participant's account for each calendar quarter equal to the lesser of: (i) 100% of the amount of the base salary and bonuses which the participant has deferred during such calendar quarter and for which the participant has directed that the initial assumed investment will be the Zaring Common Stock Fund; or (ii) 25% of the total amount of base salary and bonuses which the participant defers in such calendar quarter. Once a participant has made deferrals of at least $9,500, subject to certain adjustments, in any calendar year, no further deferrals of base salary or bonus in the rest of the year will be considered in determining any additional matching amount for the participant's account. The additional matching amount will always be assumed to be invested in the Zaring Common Stock Fund.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

-----------------------------------------------------------------------------------------------------
                                                                                     Potential
                                                                                Realizable Value at
                                                                                   Assumed Annual
                                                                                Rates of Stock Price
                                                                                    Appreciation
                           Individual Grants                                      for Option Term*
----------------------------------------------------------------------------   ----------------------
(a)                   (b)            (c)            (d)            (e)          (f)         (g)
                    Number of      % of Total
                    Securities     Options/
                    Underlying     SARs
                    Options/       Granted to       Exercise
                    SARs           Employees        or Base
                    Granted        in Fiscal        Price        Expiration
Name                (#)            Year             ($/Sh)       Date          5% ($)        10% ($)
---------           -----------    -----------      -------      ----------   --------      --------
Allen G. Zaring, III   9,217(1)         12.3%       $ 11.15       4/16/0006    $167,401      $266,558
George E. Casey, Jr.   9,217(1)         12.3%         11.15       4/16/0006     167,401       266,558
George E. Casey, Jr.  25,000(2)         33.3%         12.50       4/18/0006     509,030       810,545
Richard J. Bell        5,069(1)          6.8%         11.15       4/16/0006      92,064       146,597
Ronald G. Gratz        3,318(1)          4.4%         11.15       4/16/0006      60,262        95,957
Daniel W. Jones        5,069(1)          6.8%         11.15       4/16/0006      92,064       146,597
Stephen J. Jellicorse  4,839(1)          6.4%         11.15       4/16/0006      87,887       139,945

----------------------------------

* The dollar gains under these columns result from calculations assuming 5% and 10% growth rates as set by the Securities and Exchange Commission and are not intended to forecast future price appreciation of Zaring Common Shares. The gains reflect a future value based upon growth at these prescribed rates. Zaring did not use an alternative formula for a grant date valuation, an approach which would state gains at present, and therefore lower value. Zaring is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

     It is important to note that options have value to the Named Officers and to all option recipients only if the stock price advances beyond the base price shown in the table during the effective option period.

(1) These awards were made pursuant to the Key Employees Stock Option Plan. Under this plan, the option will, in general, be able to be exercised only on or after the date of issuance of Zaring's Form 10-K for the fiscal year during which such option is granted and only as to a number of Zaring Common Shares equal to the product obtained by multiplying (i) the total number of Zaring Common Shares which were subject to the option by (ii) the performance-based percentage applicable to such option (as determined below). The option will become void as to all other Zaring Common Shares which were subject to the option.

     The performance-based percentage applicable to the option will be deemed to be equal to the quotient produced by dividing (i) the difference between the EPS percentage growth value (as determined below) and 10% by (ii) 10%. The EPS percentage growth rate refers to the percentage by which Zaring's earnings per Common Share (as set forth within the financial statements contained in Zaring's Forms 10-K) have increased, on a compounded annual basis, from the end of Zaring's latest fiscal year which ended prior to the regular annual meeting of the Zaring Board of Directors which was held in 1995 to the end of Zaring's fiscal year during which the option is granted. However, notwithstanding the foregoing, in no event will the EPS percentage growth rate applicable to any option be deemed to be more than 20%.

     However, notwithstanding the above provisions, the option will become void as to all Zaring Common Shares which were subject to the option if the key employee to whom the option is granted fails to purchase Zaring Common Shares during Zaring's fiscal year during which the option is granted at a cost to the key employee of at least 10% of his or her incentive compensation earned for such fiscal year.

(2) On September 13, 1996, Zaring granted George Casey an option to purchase 25,000 Zaring Common Shares.

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
              ZARING BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

                               [TO BE COMPLETED]

     The Compensation Committee of the Zaring Board of Directors (the "Committee") consists entirely of outside directors, currently three in number. The Committee is responsible for developing Zaring's executive compensation principles, policies and programs and recommending them to the Zaring Board of Directors. In addition, the Committee, with advice from the Chief Executive Officer, recommends to the Zaring Board of Directors on an annual basis the compensation to be paid to the Chief Executive Officer and to each of the other executive officers of Zaring, including those named in the Summary Compensation Table.

     The Committee believes that, in representing the Zaring Board of Directors, it must act in the best interests of the shareholders as it reviews and determines Zaring's executive compensation principles, policies and programs. The Committee's essential goal is to create a balance by which Zaring is able to attract and retain qualified management personnel while at the same time maximizing Zaring's financial performance and safeguarding Zaring's assets. In compensating Zaring's executive officers, the Committee seeks to achieve the following goals:

o motivate executive officers to strive for and achieve outstanding corporate performance that provides a direct benefit to shareholders;

o attract highly-qualified key management personnel; and

o reward superior performance in reaching corporate objectives with aggressive compensation levels and provide that a significant portion of compensation is dependent on Zaring's annual performance.

     In fiscal year 1996, executive officer compensation had two primary elements: base salary and incentive cash bonuses. These elements are discussed in more detail below.

BASE SALARY COMPENSATION:

     Base salaries for executive officers in fiscal 1996 were determined after review of an analysis of salaries paid for comparable positions and consideration of the competition for executive talent within Zaring's industry. The Committee's review included the companies used in the Peer Group for the performance information graph (see "Shareholder Return Performance Information", below) as well as additional companies in the homebuilding industry. Zaring's compensation philosophy is to target executive salaries close to the mean of the market rate paid for comparable positions within the homebuilding industry.

     In 1996, executive officers' base salaries were increased on an average by ______% to reflect general economic conditions.

INCENTIVE CASH BONUS COMPENSATION:

     The Incentive Cash Bonus Compensation, which is paid out in the form of quarterly bonuses during the year, was established to provide a direct financial incentive to achieve both individual and corporate goals. Each year Zaring enters into incentive cash bonus arrangements with its executive officers. Under this program, an executive may earn a maximum bonus equal to his or her base salary. Twenty-five percent of the bonus is based on achieving individual goals. These goals are measurable and are predetermined each quarter. For the balance of the bonus (75%) to be paid, Zaring must earn an annual return on managed assets of at least 6% above the average prime rate. Additional bonus amounts are paid depending on the amount by which Zaring's annual return on managed assets exceeds 6% over the prime rate, up to a maximum of 15% over prime. When Zaring's annual return on invested capital exceeds 15% over the prime rate, Zaring pays maximum bonuses.

COMPENSATION OF CHIEF EXECUTIVE OFFICER:

     At the request of Allen G. Zaring, III, Zaring's Chief Executive Officer, the only compensation he received during 1996 was health insurance coverage and payment of associated health expenses for himself and his family and the value of split dollar life insurance maintained on his life by Zaring.

                                               The Compensation Committee

                                               John R. Brooks, Chairman
                                               Daniel W. Geeding
                                               John H. Wyant

                   SHAREHOLDER RETURN PERFORMANCE INFORMATION

     The following graph portrays a comparison of the percentage change in Zaring's cumulative total shareholder return on its Common Shares (as measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented, and (B) the difference between Zaring's share price at the end and the beginning of the periods presented; by (ii) the share price at the beginning of the periods presented) since the date of its initial public offering with the NASDAQ U.S. Composite Index and a Peer Group Index. The Peer Group consists of [ENGLE HOMES, INC., FPA CORPORATION, INCO HOMES CORPORATION, ORIOLE HOMES CORP., AND WASHINGTON HOMES, INC.]

                                [TO BE INSERTED]

                             DIRECTOR COMPENSATION

     Directors who are not employees of Zaring are paid directors' fees for their services at the rate of $5,000 per year each, as well as a fee of $1,000 per Board meeting attended and $500 per Committee meeting attended. Total payments to such directors for Zaring's last fiscal year amounted to $53,864, which includes amounts paid as reimbursement for travel expenses.

     In addition to such remuneration, outside directors (directors who are not also employees of Zaring) will receive stock options under Zaring's Outside Directors Stock Option Plan (the "Outside Directors Option Plan"). The Outside Directors Option Plan provides for the grant to all outside directors of options to purchase Zaring Common Shares over an extended period of time at a set purchase price.

     The full Board of Directors of Zaring interprets the Outside Directors Option Plan to the extent any interpretation is necessary. Beginning with the date of the 1994 annual meeting of shareholders of Zaring held in 1995 and on each annual meeting of shareholders thereafter as long as the Outside Directors Option Plan is in effect, an option to purchase 500 Zaring Common Shares will be granted automatically to each outside director who continues in such office after such annual meeting.

     Any option granted under the Outside Directors Option Plan is exercisable after six months and one day from the date the option is granted. In no event may any such option be exercisable after the expiration of ten years from the date the option is granted. The price at which shares can be purchased under any option will be equal to the fair market value of such shares at the time the option is granted. Each option granted under the Outside Directors Option Plan will be granted within ten years from the date the plan was adopted by Zaring.

     The total number of Zaring Common Shares that may be issued pursuant to the Outside Directors Option Plan is 25,000 subject to adjustments to prevent dilution or enlargement of rights of participants in certain circumstances. 2,000 options were awarded under the Outside Directors Option Plan during Zaring's last fiscal year.

            TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

     In 1996, Zaring sold residential lots to L.T. Zaring Co., a company owned by Mr. Zaring's brother, for approximately $105,000. The sale was on terms equivalent to those that would have applied to a purchase by an unrelated third party. In 1996, Zaring sold residential homes to certain members of management, for a total of approximately $375,000.

     Zaring is a 50% owner of a joint venture with Bramblewood Development, Inc., a company owned by Mr. Robert Sibcy, a director of Zaring. Zaring's equity interest in that venture was $300,648 as of December 31, 1996. In addition, in 1996, Zaring acquired residential lots and developable land from Bramblewood Development, Inc., in the total amount of $1,844,918. The purchase was at a value equal to or lower than a value established by independent appraisal. This transaction was approved by independent members of the Zaring Board and Mr. Sibcy abstained from voting therein.

     In 1996, Zaring purchased developed lots and developable raw land from an entity controlled by Mr. Zaring and his family for approximately $1,833,503. The purchase was at a value equal to or lower than a value established by independent appraisal. This transaction was approved by independent members of the Zaring Board and Mr. Zaring abstained from voting thereon.

              PROPOSAL 2: FORMATION OF A HOLDING COMPANY STRUCTURE

     THE ZARING BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE FORMATION OF A HOLDING COMPANY STRUCTURE.

                      TERMS OF THE PROPOSED RESTRUCTURING

     Zaring proposes to reorganize its operations pursuant to the Merger Agreement, a copy of which is attached hereto as Exhibit A. Under the terms of the Merger Agreement, MergeCo will merge with and into Zaring, and each outstanding common share of MergeCo will be converted into one Zaring Common Share, as the surviving corporation in the Merger, and each outstanding Zaring Common Share will be converted into one Zaring National Common Share. Upon consummation of the Merger, each owner of Zaring Common Shares immediately prior to the Merger will own a corresponding number and percentage of the outstanding Zaring National Common Shares, and Zaring National will own all of the outstanding Zaring Common Shares.

     The respective Boards of Directors of Zaring, Zaring National and Merger have approved the Merger Agreement. If the holders of Zaring Common Shares adopt the Merger Agreement, the Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Ohio (the "Effective Time"). Shareholder approval of Proposal 2 will constitute adoption of the Merger Agreement.

     Shareholder approval of Proposal 2 also will constitute approval of certain amendments to the Employee Stock Plans (as hereinafter defined) providing for the future use of Zaring National Common Shares in lieu of Zaring Common Shares under the Employee Stock Plans. See "Employee Stock Plans," below.

     After the Effective Time, the holders of Zaring National Common Shares will have the right to vote on corporate actions concerning Zaring National in accordance with OGCL, the Articles of Incorporation of Zaring National (the "Zaring National Articles") and the Regulations of Zaring National (the "Zaring National Regulations") then and thereafter in effect.

     In connection with the restructuring, it is intended that Zaring will transfer to Zaring National its ownership interests in its wholly-owned subsidiaries, Zaring Holdings, Inc. and HomeMax, Inc. Zaring will retain its ownership of Zaring Homes of Indiana, L.L.C. and Zaring Homes Kentucky, L.L.C. (These proposed changes to the corporate structure of Zaring and the transactions connected therewith are generally referred to in this Proxy Statement and Prospectus as the "restructuring.")

                               PRESENT BUSINESSES

     Zaring is incorporated under the laws of the State of Ohio and is engaged principally in the business of designing, constructing, marketing and selling single-family homes and the acquisition and development of land for sale as residential lots in Cincinnati, Ohio/Northern Kentucky; Nashville and Knoxville, Tennessee; Raleigh/Durham and Charlotte, North Carolina; Indianapolis, Indiana; and Louisville, Kentucky. Zaring was founded in 1964 and has been profitable in each year of operation.

     Zaring National was incorporated under the laws of the State of Ohio on February 5, 1997 and MergeCo was incorporated under the laws of the State of Ohio on ___, 1997 for the purpose of carrying out the restructuring. Zaring National currently is a wholly-owned subsidiary of Zaring. At the Effective Time, Zaring National will become the parent company of Zaring.

                              CORPORATE STRUCTURE

     The following diagrams illustrate the present corporate structure of Zaring and its subsidiaries and the intended organization after the restructuring is completed.

                               CURRENT STRUCTURE

                              COMMON SHAREHOLDERS
                                        :
                                        :
                                Zaring Homes,Inc.
                                        :
        ............................... : .................................
        :                               :              :                  :
Zaring Homes of Indiana,   Zaring Holdings, Inc.  HomeMax, Inc.    Zaring Homes
  L.L.C.                                                        Kentucky, L.L.C.

                               PROPOSED STRUCTURE

                               COMMON SHAREHOLDERS
                                        :
                                        :

                  Zaring National Corporation (Zaring National)
                                        :
                ....................... : ................................
                :                       :                                :
         HomeMax, Inc.            Zaring Homes, Inc.     Zaring Holdings, Inc.
                                        :
                        ................:..................
                        :                                 :
         Zaring Homes of Indiana, L.L.C.          Zaring Homes Kentucky, L.L.C.


                         REASONS FOR THE RESTRUCTURING

     The Zaring Board of Directors considers the proposed restructuring to be in the best interests of Zaring and its shareholders because the Zaring Board believes that the restructuring will result in greater financial, managerial and organizational flexibility and will place Zaring in a better position to meet and take advantage of future challenges and opportunities.

     The corporate separation and financing flexibility afforded by a holding company structure will, in the Zaring Board's judgment, increase Zaring's ability to respond to opportunities in the competitive housing industry. For example, when new opportunities arise, the new businesses can be operated through subsidiaries of Zaring National rather than through subsidiaries of Zaring, thereby allowing Zaring National to better allocate resources to each business depending upon the specific needs and market demand for each business. Similarly, should separation of components of Zaring's business from Zaring's remaining core business become necessary or appropriate, a holding company structure could accommodate such a separation, while allowing for common ownership of these businesses under Zaring National.

     Zaring National's ability to allocate business characteristics and risks to particular subsidiaries will enhance its ability to develop new businesses as appropriate. Additionally, the holding company structure will permit a more effective and flexible use of financing techniques that are directly suited to the particular requirements, characteristics and risks of each of Zaring's other businesses. Accordingly, it is believed that the holding company structure will support Zaring's ability to continue to meet its customers' needs efficiently while permitting Zaring to respond to a changing business environment.

     Zaring National and Zaring have no plans or proposals to utilize the holding company structure for any purpose other than to achieve flexibility as described herein. For example, Zaring National and Zaring have no plans for specific transactions or for additional types of corporate restructuring.

                              THE MERGER AGREEMENT

     The Merger Agreement has been approved by the Zaring Board, by the Board of Directors of Zaring National and by the Board of Directors of MergeCo, and has been executed by authorized officers of each company. A copy of the Merger Agreement is attached to this Proxy Statement and Prospectus as Exhibit A.

     The Merger Agreement provides that at the Effective Time:

         (1) each Zaring Common Share issued and outstanding immediately prior to the Merger will automatically be converted into one Zaring National Common Share;

         (2) the outstanding common shares of MergeCo will automatically be converted into Zaring Common Shares, all of which will then be owned by Zaring National; and

         (3) the outstanding Zaring National Common Shares held by Zaring will be canceled.

     As a result of the Merger, Zaring will become a subsidiary of Zaring National, and all of the Zaring National Common Shares outstanding immediately after the Merger will be owned by the holders of the Zaring Common Shares outstanding when the Merger takes effect, in the same number and proportion as their present ownership of Zaring Common Shares.

     In order for the Merger Agreement to be adopted under OGCL and the Zaring Articles, it must receive the affirmative vote of the holders of a majority of the issued and outstanding Zaring Common Shares.

     The Merger Agreement also provides that the outstanding options to acquire Zaring Common Shares will be assumed by Zaring National, so that they will be converted into outstanding options to acquire Zaring National Common Shares. See "Employee Stock Plans," below.

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     Notwithstanding shareholder approval of the restructuring, the Merger Agreement may be terminated at any time prior to the Effective Time by resolution approved by the Zaring Board of Directors or by the MergeCo Board of Directors. If the Merger Agreement is so terminated, the Merger and other transactions that comprise the restructuring will be abandoned.

     By mutual consent of their respective Boards of Directors, Zaring, Zaring National and MergeCo may amend the Merger Agreement at any time prior to the Effective Time. However, following adoption of the Merger Agreement by the shareholders, such amendment must be in accordance with Section 1701.78(G) of OGCL.

                               DISSENTERS' RIGHTS

THE FOLLOWING SUMMARY OF SHAREHOLDERS' DISSENTERS' RIGHTS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 1701.85 OF OGCL, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT B.

     Any shareholder who is entitled to vote on the Merger Agreement and whose shares are not voted in favor of the adoption of the Merger Agreement is entitled, if the Merger is consummated, to be paid the fair cash value of such shares held of record by him or her on the Record Date. To be entitled to such payment, such shareholder must serve a written demand therefor upon Zaring at 11300 Cornell Park Drive, Suite 500, Cincinnati, Ohio 45242, on or before the tenth day after the taking of the vote authorizing the Merger and must otherwise comply with Section 1701.85 of OGCL. Neither Zaring, Zaring National nor MergeCo will inform the shareholders of the expiration of such ten-day period. A vote in favor of the adoption of the Merger Agreement constitutes a waiver of dissenters' rights. Failure to vote does not constitute a waiver of dissenters' rights. A form of proxy that is returned signed but unmarked as to choice with respect to the Merger Agreement will, as indicated thereon, be voted FOR the adoption of the Merger Agreement, and therefore also will result in a loss of dissenters' rights. Any written demand must specify the shareholder's name and address, the number of shares held by him or her on the Record Date and the amount claimed as the fair cash value of his or her shares. Voting against, or a direction on the accompanying proxy to vote against, the adoption of the Merger Agreement will not itself constitute a written demand, as required by Section 1701.85.

     If Zaring sends to the dissenting shareholder, at the address specified in his or her demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder must, within fifteen days from the date of the sending of such request, deliver to Zaring the certificates requested, in order that Zaring may endorse thereon a legend to the effect that demand for the fair cash value of such shares has been made. Such request by Zaring is not an admission that the dissenting shareholder is entitled to relief under Section 1701.85. Zaring will promptly return such endorsed certificates to the dissenting shareholder. Failure on the part of the dissenting shareholder to deliver such certificates terminates his or her rights as a dissenting shareholder, at the option of Zaring, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period above mentioned, unless a court for good cause shown otherwise directs.

     If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued therefor must bear a similar legend, together with the name of the original dissenting holder of such shares. A transferee of the shares so endorsed will acquire only such rights in Zaring as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of such shares.

     If Zaring and any dissenting shareholder cannot agree on the fair cash value of his or her shares, either may, within three months after service of the demand by the shareholder, file a complaint in the Court of Common Pleas of Hamilton County, Ohio for a determination of the fair cash value of his or her shares. If the court determines the shareholder is entitled to be paid the fair cash value of his or her shares, it may appoint one or more appraisers to recommend a decision on the amount of the fair cash value. The court thereupon shall make a finding as to the fair cash value of the shares and shall render judgment against Zaring for the payment of it, with interest at such rate and from such date as the court considers equitable. Costs of the proceeding, including reasonable compensation to the appraisers, shall be assessed or apportioned as the court considers equitable. Fair cash value is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event in excess of the sum specified in the shareholder's demand. Fair cash value is determined as of the day prior to that on which the vote was taken and excludes any appreciation or depreciation resulting from the proposed Merger.

     The right of any shareholder to be paid the fair cash value of his or her shares will terminate if: (i) for any reason, the Merger does not become effective; (ii) the dissenting shareholder fails: (a) to serve an appropriate timely written demand upon Zaring; (b) to timely surrender his or her certificates for an endorsement thereon of a legend to the effect that demand for the fair cash value of such shares has been made, after an appropriate request by Zaring; or (c) to comply otherwise with Section 1701.85; (iii) the demand is withdrawn by the dissenting shareholder, with the consent of the Zaring Board; or (iv) Zaring and the dissenting shareholder shall not have come to an agreement as to the fair cash value of the shares and neither shall have filed a complaint in the Court of Common Pleas of Hamilton County as described above.

     From the making of the shareholder's demand until the termination of dissenters' rights arising from the demand or the purchase of the shares by Zaring, all the rights accruing from such shares, including dividend and voting rights, shall be suspended. If the right to receive fair cash value as a dissenter is terminated other than by the purchase of the shares by Zaring, all shareholder rights with respect to the shares shall be restored to the shareholder; however, if the Merger has then been consummated, such rights shall consist solely of the right to receive shares of Zaring National, together with any distributions in respect thereof.

                         EXCHANGE OF SHARE CERTIFICATES

     At the Effective Time, holders of certificates representing Zaring Common Shares will cease to have any rights with respect to such Zaring Common Shares and each such certificate will be deemed to evidence the right to receive an equivalent number of Zaring National Common Shares. Zaring's share transfer books will be closed at the close of business on the business day immediately preceding the Effective Time, and the holders of record of Zaring Common Shares as of the Effective Time will be the holders of record of Zaring National Common Shares immediately after the Effective Time.

     As soon as practicable after the Effective Time, Zaring will furnish a letter of transmittal to shareholders for use in exchanging their share certificates (each a "Letter of Transmittal"), which will contain instructions with respect to the surrender of certificates representing Zaring Common Shares and the distribution of certificates representing Zaring National Common Shares. Zaring's shareholders should not send in certificates until they receive the Letter of Transmittal.

     Zaring's shareholders who fail to exchange their certificates representing Zaring Common Shares on or after the Effective Time by surrendering such certificates, together with a properly completed Letter of Transmittal, to the agent designated by Zaring and Zaring National (the "Exchange Agent") will not receive certificates representing their Zaring National Common Shares. Any dividends declared or distributions made on Zaring National Common Shares which such holders have a right to receive will be retained by Zaring National until such holders surrender their certificates representing Zaring Common Shares in exchange for certificates representing Zaring National Common Shares or until paid to a public official pursuant to applicable abandoned property, escheat or similar laws. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued certificates representing Zaring National Common Shares. In no event will the Exchange Agent, Zaring or Zaring National be liable to any holder of Zaring Common Shares for dividends or distributions on shares of Zaring National Common Shares delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     After the Effective Time, there shall be no transfers on Zaring's share transfer books of the Zaring Common Shares which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing Zaring Common Shares are presented for transfer, no transfer shall be effected on Zaring National's share transfer books with respect to such shares and no certificate shall be issued representing the Zaring National Common Shares exchangeable for such Zaring Common Shares unless and until the certificate representing such Zaring Common Shares is delivered to the Exchange Agent together with a properly completed Letter of Transmittal (or such other documents as are satisfactory to Zaring National and the Exchange Agent in their sole discretion). In addition, it will be a condition to the issuance of any certificate for any shares of Zaring National Shares in a name other than the name in which the surrendered certificate representing Zaring Common Shares is registered that the person requesting the issuance of such certificate either pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate representing Zaring National Common Shares in a name other than the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

                        TREATMENT OF ZARING INDEBTEDNESS

     The current indebtedness of Zaring will continue to be indebtedness of Zaring after the Restructuring. It will be guaranteed by Zaring National after the Restructuring.

                      DESCRIPTION OF ZARING CAPITAL SHARES

     Zaring has an authorized capitalization consisting of: (i) 18,000,000 Zaring Common Shares, without par value of which ______ shares were issued and outstanding as of the Record Date, and (ii) 2,000,000 Preferred Shares, of which none are issued or outstanding.

     Holders of Zaring Common Shares are entitled to one vote per share for each share held of record on each matter submitted to a vote of shareholders, including the election of directors. Subject to preferences that may be applicable to any Preferred Shares outstanding at the time and any restrictions in agreements to which Zaring is a party, the holders of Zaring Common Shares are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the net assets of Zaring upon dissolution. The Zaring Common Shares have no cumulative voting or preemptive rights. Accordingly, shareholders have no right to subscribe to future offerings of Zaring Common Shares. In addition, holders of a majority of the votes present at a meeting of shareholders can elect all directors. Notwithstanding any provision of OGCL now or hereafter in force requiring for any purpose the vote, consent, waiver or release of the holders of shares entitling them to exercise two-thirds, or any other proportion, of the voting power of Zaring or of any class or classes of shares thereof, such action, unless otherwise expressly required by statute or by the Zaring Articles, may be taken by the vote, consent, waiver or release of the holders of shares entitling them to exercise a majority of the voting power of the corporation or of such class or classes.

     Zaring's Articles provide for the issuance of up to 2,000,000 Preferred Shares, 1,000,000 voting Preferred Shares (the "Voting Preferred Shares") and 1,000,000 non-voting Preferred Shares (the "Non-Voting Preferred Shares"). All Preferred Shares of all series shall rank equally and be identical in all respects, except that only the holders of Voting Preferred Shares shall be entitled to one vote per share for each share held of record on each matter submitted to a vote of shareholders, including the election of directors. Notwithstanding, the Zaring Board has the authority to fix or change, to the full extent now or hereafter permitted by the laws of Ohio, the designation and authorized number of shares of each series and, subject to the Zaring Articles, the relative rights, preferences and limitations of each series and the variations of such rights, preferences and limitations as between series.

     All Preferred Shares of any particular series shall rank equally and be identical in all respects except that shares of any one series issued at different times may differ as to the date from which dividends shall be cumulative.

                 DESCRIPTION OF ZARING NATIONAL CAPITAL SHARES

     Zaring National has an authorized capitalization consisting of: (i) 18,000,000 Zaring National Common Shares, of which 1 share was issued and outstanding as of the Record Date and (ii) 2,000,000 Preferred Shares, of which none are issued or outstanding.

     The terms of the Zaring National Common Shares are substantially similar to the terms of the Zaring Common Shares.

                       COMPARISON OF ZARING CAPITAL SHARES
                       AND ZARING NATIONAL CAPITAL SHARES

     As Ohio corporations, both Zaring and Zaring National are governed by OGCL. Holders of Zaring Common Shares, whose rights as shareholders are currently governed by OGCL, the Zaring Articles and the Zaring Amended Regulations, will become as a result of the Merger holders of Zaring National Common Shares, whose rights as shareholders will be governed by OGCL, the Zaring National Articles and the Zaring National Regulations. The Zaring National Articles and Regulations will afford the holders of Zaring National Common Shares substantially the same rights as those enjoyed by the current holders of Zaring Common Shares.

                              EMPLOYEE STOCK PLANS

     If the Merger is completed, the Zaring Homes Inc. Retirement Benefit Plan, the Zaring Homes, Inc. Employee Stock Purchase Plan, the Zaring Homes Key Employees Stock Option Plan, the Zaring Outside Directors Stock Option Plan and the Zaring Homes Executive Deferred Compensation Plan will be amended, as and when appropriate, to provide for the issuance of Zaring National Common Shares rather than Zaring Common Shares. Such plans, as well as other employee benefit plans of Zaring (collectively, the "Employee Stock Plans"), also will be amended, as and when appropriate, to include eligible employees of Zaring National and the other subsidiaries of Zaring National, in addition to the eligible employees of Zaring, and to make any other changes necessary or appropriate as a result of the formation of a holding company structure for Zaring and the related restructuring.

     By adopting the Merger Agreement and thereby approving the proposed formation of a holding company structure for Zaring, the shareholders of Zaring will be deemed to have approved the actions to be taken in connection with the Employee Stock Plans, including any amendments to the Employee Stock Plans necessary to accomplish those actions.

                            STOCK EXCHANGE LISTINGS

     Zaring Common Shares are currently traded on the Nasdaq National Market System under the stock symbol "ZHOM". Application has been made to list Zaring National Common Shares on the Nasdaq National Market System and, after the Effective Time, such shares also are expected to trade under the stock symbol "ZHOM." In the absence of such listing on the Nasdaq National Market System, the Zaring Board of Directors may elect not to consummate the transactions contemplated by the Merger Agreement (including the Merger). At the time of the listing of Zaring National Common Shares, the Zaring Common Shares will be withdrawn from listing.

                          TRANSFER AGENT AND REGISTRAR

     The Fifth Third Bank currently acts as the transfer agent for Zaring Common Shares. After the Merger, it is anticipated that The Fifth Third Bank will act as the transfer agent for Zaring National Common Shares. It is expected that the registrar of Zaring Common Shares will continue to serve in such capacity for Zaring National Common Shares.

                     MARKET VALUES OF ZARING COMMON SHARES

     Zaring Common Shares are listed on the Nasdaq National Market System. The high and low sale prices of the Zaring Common Shares on ______, 1997 were ____ and _______, respectively. For additional information, see section captioned "Stock Exchange Listings".

     There is no public market for Zaring National Common Shares, but one is expected to develop.

                                DIVIDEND POLICY

     Zaring has never paid dividends on the Zaring Common Shares. After the Effective Time, future dividend payments will depend primarily on the earnings of Zaring National's subsidiaries, principally Zaring, the dividend restrictions of Zaring National and its subsidiaries, including Zaring; other financial considerations; and other factors affecting Zaring. Payments of dividends and other distributions will be within the discretion of the Zaring National Board.

                 FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Zaring and Zaring National have been advised by their counsel, Frost & Jacobs, that:

     (1) No gain or loss will be recognized by the holders of Zaring Common Shares on the receipt of Zaring National Common Shares solely in exchange for Zaring Common Shares;

     (2) The basis of Zaring National Common Shares received by the holders of Zaring Common Shares will be the same as the basis of the Zaring Common Shares exchanged for such Zaring National Common Shares;

     (3) As to each holder of Zaring Common Shares who held his or her shares as a capital asset, the holding period of Zaring National Common Shares will include the holding period of the Zaring Common Shares exchanged for such Zaring National Common Shares; and

     (4) No gain or loss will be recognized by Zaring National upon the issuance of Zaring National Common Shares in exchange for Zaring Common Shares.

     Holders of Zaring Common Shares who contemplate dissenting from the Merger should consult with their tax advisors concerning the tax consequences of that action.

     The United States federal income tax discussion set forth above is based upon current law and is intended for general information only. No rulings have been requested from the Internal Revenue Service. The foregoing is not intended to be a comprehensive discussion of all possible federal income tax consequences of the Merger. Furthermore, the Registration Statement of which this Proxy Statement and Prospectus is a part does not provide information regarding the tax consequences of the Merger under the tax laws of any state or of any local or foreign jurisdiction. Holders of Zaring Common Shares are urged to consult their own tax advisors with respect to specific tax consequences of the Merger.

                        DIRECTORS AND EXECUTIVE OFFICERS

     At the Effective Time, the Board of Directors of Zaring National will consist of the same members as the Board of Directors of Zaring.

     Following the Merger it is expected that the following persons, each of whom is currently an executive officer of Zaring, will hold, in addition, the offices of Zaring National indicated below.

         Name                                           Office
         ----                                           ------
         Allen G. Zaring, III                           President

         Ronald G. Gratz                                Secretary and Treasurer

     Zaring National and Zaring each may have directors or executive officers who are not directors or executive officers of the other.

                                SHAREHOLDER VOTE

     Only holders of record of Zaring Common Shares on the Record Date, will be entitled to receive notice of and to vote at the Meeting with respect to adoption of the Merger Agreement to effect the restructuring.

     Shareholder approval of the restructuring will require the affirmative vote of the holders of a majority of the issued and outstanding Zaring Common Shares.

     Unless they are marked to the contrary, properly executed proxies received by Zaring prior to or at the Meeting will be voted in favor of the Merger Agreement and the proposed formation of a holding company structure for Zaring. Proxies that are marked "Abstain," as well as broker proxies which are not voted with respect to the Merger Agreement, will have the same effect as a vote against this proposal.

     Zaring's directors and executive officers and their affiliates own _____ of the voting securities of Zaring. The directors and executive officers have indicated that they will vote in favor of Proposal 2: Formation of a Holding Company Structure, assuring that such proposal will be approved regardless of voting by the other shareholders. After the restructuring, they will continue to own ________ of the voting securities of Zaring National.

                          EFFECTIVE DATE OF THE MERGER

     The Merger Agreement provides that the Effective Time will occur when the Certificate of Merger is filed with the Secretary of State of Ohio as provided in Section 1701.81 of OGCL. Management anticipates that the Effective Time will occur as soon as practicable after shareholder approval is obtained.

                                 LEGAL OPINION

     Frost & Jacobs LLP, as counsel for Zaring National and Zaring, has rendered an opinion to the effect that Zaring National Common Shares offered in this Proxy Statement and Prospectus will be validly issued, fully paid and nonassessable.

                                    EXPERTS

     The consolidated financial statements included in Zaring's current annual report on Form 10-K, dated March 28, 1996, and incorporated by reference in this Proxy Statement and Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                        PROPOSAL 3: INDEPENDENT AUDITORS

     The Zaring Board of Directors has appointed Arthur Andersen LLP as independent auditors of Zaring for fiscal year 1997. Arthur Andersen LLP has served Zaring in that capacity since 1983.

     While there is no legal requirement that the selection of auditors be submitted to a vote of the shareholders, the Zaring Board of Directors believes that the selection of auditors is of sufficient importance to justify shareholder ratification. In the event that the shareholders do not confirm the selection of Arthur Andersen LLP, the Zaring Board of Directors will reconsider its selection. It is anticipated that a representative of Arthur Andersen LLP will attend the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions that may be asked by shareholders.

     Confirmation of the appointment of Arthur Andersen LLP will require the affirmative vote of the holders of a majority of the Zaring Common Shares present in person or represented by proxy and entitled to vote at the Meeting. THE ZARING BOARD OF DIRECTORS RECOMMENDS THAT THE SELECTION OF ARTHUR ANDERSEN LLP BE CONFIRMED.

                             SHAREHOLDER PROPOSALS

     Proposals of security holders intended by such holders to be presented at the next annual meeting of shareholders of Zaring must be received by Zaring no later than December 8, 1997 for inclusion in Zaring's proxy statement and proxy relating to that meeting. Proposals should be sent to Ronald G. Gratz, Assistant Secretary, Zaring Homes, Inc., 11300 Cornell Park Drive, Suite 500, Cincinnati, Ohio 45242.

                                 OTHER BUSINESS

     The Zaring Board of Directors knows of no other matter to be presented, or to be acted upon, at the Meeting. If any other matter comes before the Meeting or any adjournment thereof, the members of the proxy committee named in the enclosed proxy will vote upon such matter in accordance with their best judgment.

     This Proxy Statement and Prospectus and the above Notice are sent by order of the Zaring Board of Directors.

                                       Ronald G. Gratz
                                       Assistant Secretary

                                   EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER made and entered into this ____ day of _________, 1997 by and among ZARING HOMES, INC., an Ohio Corporation ("Zaring"), ZARING MERGER SUBSIDIARY, INC., an Ohio corporation ("Subsidiary"), and ZARING NATIONAL, INC., an Ohio corporation ("National") which is a third party to this Agreement.

A. Zaring is authorized to have outstanding: (i) 18,000,000 common shares without par value ("Zaring Common Shares") of which 4,784,750 of such shares were issued and outstanding as of December 31, 1996; and (ii) 2,000,000 preferred shares without par value ("Zaring Preferred Shares") none of which are issued or outstanding;

B. Subsidiary is authorized to have issued and outstanding 850 common shares without par value ("Subsidiary Common Shares"), of which one (1) Subsidiary Common Share is issued and outstanding and is held by National;

C. National is authorized to have issued and outstanding 18,000,000 common shares without par value ("National Common Shares"), of which one (1) National Common Share is issued and outstanding and held by Zaring and 2,000,000 preferred shares without par value ("National Preferred Shares") none of which are issued or outstanding; and

D. The Boards of Directors of Zaring, National and Subsidiary deem it advisable to merge Subsidiary with and into Zaring (the "Merger") in accordance with Ohio General Corporation Law and this Agreement whereby Zaring Common Shares will be converted into National Common Shares;

NOW THEREFORE, in consideration of the premises and the mutual agreements herein contained, and in accordance with the laws of the State of Ohio, the parties hereto agree that Subsidiary shall be merged with and into Zaring, which shall be the corporation surviving such Merger, and that the terms and conditions of the Merger, the mode of carrying it into effect and the manner of converting shares shall be as follows:

                                   ARTICLE 1
                                   THE MERGER

1.1 Subject to and in accordance with the provisions of this Agreement, a Certificate of Merger will be filed with the Ohio Secretary of State, as provided in Section 1701.81 of the Ohio Revised Code, upon which filing the Merger will become effective (the "Effective Time"). At the Effective Time, the separate existence of Subsidiary will cease and Subsidiary will be merged with and into Zaring (Subsidiary and Zaring being sometimes referred to herein as the "Constituent Corporations" and Zaring, as the surviving corporation, being sometimes referred to herein as the "Surviving Corporation").

1.2 Prior to and after the Effective Time, National, Zaring and Subsidiary, respectively, will take all such actions as may be necessary or appropriate in order to effectuate the Merger. In this connection, National will issue National Common Shares into which outstanding Zaring Common Shares will be converted on a share-for-share basis to the extent provided in Article 2 of this Agreement. In the event that at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full title to all properties, assets, privileges, rights, immunities and franchises of either of the Constituent Corporations, the officers and directors of each of the Constituent Corporations as of the Effective Time will take all such further action.

                                   ARTICLE 2
                   TERMS OF CONVERSION AND EXCHANGE OF SHARES

At the Effective Time:

2.1 The one (1) Subsidiary Common Share issued and outstanding immediately prior to the Merger and all rights in respect thereof, will be converted into 1,000 fully-paid and nonassessable shares of the Surviving Corporation.

2.2 The one (1) National Common Share issued and outstanding immediately prior to the Merger and held by Zaring will be retired and restored to the status of an authorized but unissued National Common Share, and all rights in respect thereof will cease, and no shares of any party hereto will be issued in exchange thereof.

2.3 Each Zaring Common Share issued and outstanding immediately prior to the Merger will thereupon, and without surrender of share certificates or any other action on the part of the holder thereof, be changed and converted into one National Common Share, which will thereupon be issued and fully-paid and nonassessable; provided, however, that such conversion will not affect shares of holders, if any, who perfect their rights as dissenting shareholders under 1701.85 of the Ohio Revised Code.

                                   ARTICLE 3
                                 STOCK OPTIONS

At the Effective Time, each outstanding option to purchase Zaring Common Shares will be assumed by National. Each such option will be exercisable in accordance with its existing terms for the same number of National Common Shares as the number of Zaring Common Shares subject to such option.

                                   ARTICLE 4
                   ARTICLES OF INCORPORATION AND REGULATIONS

3.1 From and after the Effective Time, and until thereafter amended, the Amended Articles of Incorporation of Zaring as in effect immediately prior to the Merger will be and continue to be the Amended Articles of Incorporation of the Surviving Corporation.

3.2 From and after the Effective Time, and until thereafter amended, the Amended Regulations of Zaring as in effect immediately prior to the Merger will be and continue to be the Amended Regulations of the Surviving Corporation.

                                   ARTICLE 5
                             DIRECTORS AND OFFICERS

The persons who are directors and officers of Zaring immediately prior to the Merger will continue as directors and officers, respectively, of the Surviving Corporation and will continue to hold office as provided in the Regulations of the Surviving Corporation. If, at or following the Effective Time, a vacancy shall exist in the Board of Directors or in the position of any officer of the Surviving Corporation, such vacancy may be filled in the manner provided in the Regulations of the Surviving Corporation.

                                   ARTICLE 6
                               STOCK CERTIFICATES

6.1 At the Effective Time, the holders of certificates representing Zaring Common Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to shares of the Surviving Corporation and each such certificate will be deemed to evidence the right to receive an equivalent number of National Common Shares.

6.2 Following the Effective Time, each holder of an outstanding certificate or certificates up to that time representing Zaring Common Shares will be required to surrender the same to National for cancellation or transfer, and each such holder or transferee will be entitled to receive a certificate or certificates representing the same number of National Common Shares as Zaring Common Shares previously represented by the share certificate(s) surrendered.

6.3 Shareholders who fail to exchange their Zaring Common Share certificates will not receive certificates representing their National Common Shares. Any dividends declared or distributions made on National Common Shares which such holders have a right to receive will be retained by National until such holders surrender their certificates representing Zaring Common Shares in exchange for certificates representing National Common Shares or until paid to a public official pursuant to applicable abandoned property, escheat or similar laws. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued certificates representing National Common Shares. In no event will the Exchange Agent, Zaring or National be liable to any holder of Zaring Common Shares for dividends or distributions on shares of National Common Shares delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

6.4 The share transfer books for Zaring Common Shares will be deemed to be closed at the close of business on the business day immediately preceeding the Effective Time and no transfer of Zaring Common Shares which were issued and outstanding prior to the Effective Time will thereafter be made on such books.

                                   ARTICLE 7
                            CONDITIONS OF THE MERGER

Completion of the Merger is subject to the satisfaction of the following conditions prior to the Effective Time of the Merger.

7.1 At separate meetings of the shareholders of each of the Constituent Corporations and National, or in the case of National and Subsidiary by written consent thereof, this Agreement will have been adopted and approved by the affirmative vote of the holders of a majority of the issued and outstanding common shares of each of the Constituent Corporations and of National.

7.2 A Registration Statement on Form S-4 providing for the registration under the provisions of the Securities Act of 1933 of National Common Shares to be issued upon conversion of Zaring Common Shares in the Merger will have been filed with and declared effective by the Securities and Exchange Commission and no stop order proceedings will be pending or threatened with respect thereto.

7.3 The National Common Shares which will be converted from Zaring Common Shares in the Merger will have been approved for listing on the Nasdaq National Market System.

7.4 The number of Zaring Common Shares whose holders will have exercised their dissenters' rights shall not be so large that, in the judgement of the boards of directors of the Constituent Corporations and National, the consummation of the Merger is impractical or inadvisable.

7.5 There will have been obtained an opinion or opinions of counsel satisfactory to the board of directors of Zaring with respect to the tax consequences of the Merger and other transactions incident hereto.

                                   ARTICLE 8
                           AMENDMENT AND TERMINATION

8.1 The parties to this Agreement, by mutual consent of their respective boards of directors, may amend, modify or supplement this Agreement in such manner as may be agreed upon by them in writing at any time before approval of this Agreement by the shareholders of the Constituent Corporations or after approval of this Agreement only in accordance with Section 1701.78(G) of the Ohio Revised Code.

8.2 This Agreement may be terminated and the Merger and other transactions provided for by this Agreement may be abandoned at any time, whether before or after approval of this Agreement by the shareholders of the Constituent Corporations, by action of the board of directors of either Constituent Corporation if such board of directors determines for any reason that the completion of the transactions provided for herein would for any reason be inadvisable or not in the best interest of the Constituent Corporation or its shareholders.

IN WITNESS WHEREOF, Zaring, National and Subsidiary, pursuant to approval and authorization duly given by resolutions adopted by their respective Boards of Directors, have each caused this Agreement and Plan of Merger to be executed by its authorized officer.

                                            ZARING HOMES, INC.
                                              an Ohio Corporation

                                            By__________________________________

                                            Title:_____________________

                                            ZARING NATIONAL, INC.
                                              an Ohio Corporation

                                            By__________________________________

                                            Title:_____________________

                                            ZARING MERGER SUBSIDIARY, INC.
                                              an Ohio Corporation

                                            By__________________________________

                                            Title:______________________

                                   EXHIBIT B

                 SECTION 1701.85, OHIO GENERAL CORPORATION LAW

            Qualifications and procedures for dissenting shareholders


   (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

   (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

   (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

   (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

   (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

   (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment.

The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

   (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

   (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

   (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

   (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

   (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

   (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

   (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

   (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     There is no provision in Zaring National's Articles of Incorporation regarding the indemnification of directors, officers, employees or agents of Zaring National. Zaring National has provided in its Regulations that Zaring National will, to the fullest extent permitted by law, indemnify any current or former director, officer, agent or employee, or any person who is serving or has served, whether by reason of service in such capacity or by reason of service at Zaring National's request as a director, trustee, officer, agent or employee of another corporation (and that Zaring National may indemnify employees or agents of Zaring National to the extent determined by the Board of Directors in each case), against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with the defense of any pending, threatened or completed action, criminal or civil, to which he or she is or is threatened to be made a party by reason of having been such director, trustee, officer, agent or employee, provided that he or she is determined to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Zaring National or such other corporation and that in any matter which is the subject of criminal action he or she had no reasonable cause to believe that his or her conduct was unlawful. The same standards apply in an action or suit by or in the right of Zaring National or such other corporation, except that no indemnification is available if such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty to Zaring National or such other corporation unless and to the extent that a court determines that in view of all the circumstances he or she is fairly and reasonably entitled to indemnity for his or her expenses as the court deems proper; however, Zaring National cannot indemnify a director with respect to any action or suit where the only liability asserted against the director is pursuant to OGCL Section 1701.95, which imposes liability upon directors who vote for or assent to, among other things, improper dividends or distributions, share purchases or redemptions, or loans to directors, officers or employees. Unless otherwise ordered by a court, a determination of whether such indemnification is proper in the circumstances shall be made according to applicable standards of conduct by a majority vote of a quorum of disinterested directors of Zaring National acting without those who seek indemnification, or if such a quorum is not available or if such a majority vote so directs, in a written opinion by independent counsel, by the shareholders, by the court of common pleas or by the court in which the proceeding is brought. Depending on the person involved, the circumstances and the type of undertaking to be received from the person to be indemnified, Zaring National either must or may pay the expenses of an action, including attorneys' fees incurred by such person, in advance of final disposition of such action. Indemnification under the above provisions by Zaring National may continue as to any person who has ceased to be a director, trustee, officer, agent or employee and may inure to the benefit of his or her heirs, executors and administrators. The Regulations further provide that the right of directors or officers to indemnification is a contract right that applies to events occurring prior to the adoption of the Regulations and that will continue after rescission or modification as to events occurring prior thereto. Zaring National may purchase and maintain insurance or furnish similar protection on behalf of any person (qualified to be indemnified) against any liability asserted against him or her, and incurred by him or her in or arising out of his or her indemnifiable status, whether or not Zaring National would have the power to indemnify him or her against such liability.

     Zaring National provides liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of Zaring National.

ITEM 21: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     An Exhibit Index, containing a list of all exhibits filed with this Registration Statement, commences on page 6.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes as follows:

     (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of the response to the request.

     The undersigned Registrant hereby undertakes to apply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, County of Hamilton, State of Ohio, on the 3rd day of March, 1997.

                                          Zaring National Corporation

                                          By: /s/ ALLEN G. ZARING, III
                                             --------------------------
                                          Allen G. Zaring, III President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                            TITLE                              DATE
                ---------                            -----                              ----
A.       Principal Executive Officer

         /s/ ALLEN G. ZARING, III                    President                        March 3, 1997
         ------------------------

B.       Principal Financial Officer and
         Principal Accounting Officer

         /s/ RONALD G. GRATZ                         Treasurer                        March 3, 1997
         -------------------

C.       Majority of the Board of Directors

         /s/ ALLEN G. ZARING, III                    Sole Director                    March 3, 1997
         ------------------------

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER              EXHIBIT                                          METHOD OF FILING
------              -------                                          ----------------
2                   Agreement and Plan of Merger                     Included as Exhibit A to Proxy
                                                                     Statement and Prospectus

3.1                 Articles of Incorporation of                     Filed Herewith
                    Zaring National Corporation

3.2                 Regulations of                                   To Be Filed by Amendment
                    Zaring National Corporation

5.1                 Opinion of Frost & Jacobs LLP                    To Be Filed by Amendment

8                   Tax Opinion of Frost & Jacobs LLP                To Be Filed by Amendment

23.1                Consent of Frost & Jacobs LLP                    Included as part of Exhibits 5.1
                                                                     and 8

23.2                Consent of Arthur Andersen LLP                   Filed Herewith

99.1                Forms of Proxy                                   Filed Herewith